GLOBAL PARTNER ACQUISITION CORP II

7 Rye Ridge Plaza, Suite 350

Rye Brook, NY 10537

September 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Frank Knapp and Jennifer Monick

Re: Global Partner Acquisition Corp II

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 28, 2022

File No. 001-39875

Dear Mr. Knapp and Ms. Monick:

Global Partner Acquisition Corp II (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 31, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.	We note your response to comment 1 which indicates a current 5.9% interest in your sponsor by non-U.S. persons. So that investors will have better context to assess the risk, please revise your proposed risk factor to also disclose where these foreign investors are from and their identity.

The Company respectfully advises the Staff that, in response to this comment, the Company has amended its disclosure below and will include the updated disclosure in the Company’s subsequent Quarterly Report on Form 10-Q to be filed with the Commission.

Were we considered to be a “foreign person,” we might not be able to complete an initial business combination with a U.S. target company if such initial Business Combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.

Certain federally licensed businesses in the United States, such as broadcasters and airlines, may be subject to rules or regulations that limit foreign ownership. In addition, CFIUS is an interagency committee authorized to review certain transactions involving foreign investment in the United States by foreign persons in order to determine the effect of such transactions on the national security of the United States. Were we considered to be a “foreign person” under such rules and regulations, any proposed Business Combination between us and a U.S. business engaged in a regulated industry or which may affect national security could be subject to such foreign ownership restrictions and/or CFIUS review. The scope of CFIUS was expanded by the Foreign Investment Risk Review Modernization Act of 2018 (“FIRRMA”) to include certain non-controlling investments in sensitive U.S. businesses and certain acquisitions of real estate even with no underlying U.S. business. FIRRMA, and subsequent implementing regulations that are now in force, also subject certain categories of investments to mandatory filings. If our potential initial business combination with a U.S. business falls within the scope of foreign ownership restrictions, we may be unable to consummate an initial Business Combination with such business. In addition, if our potential business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with the initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination. Our sponsor is a U.S. entity, and the managing member of our sponsor is a U.S. person. Although a small number of foreign investors from Bermuda (including one of our directors, Andrew Cook) collectively hold an approximately 5.9% minority interest in our sponsor, our sponsor is not controlled by, and we do not believe that our sponsor has substantial ties with, a non-U.S. person. However, if CFIUS has jurisdiction over our initial business combination, CFIUS may decide to block or delay our initial business combination, impose conditions to mitigate national security concerns with respect to such initial business combination or order us to divest all or a portion of a U.S. business of the combined company if we had proceeded without first obtaining CFIUS clearance. If we were considered to be a “foreign person,” foreign ownership limitations, and the potential impact of CFIUS, may limit the attractiveness of a transaction with us or prevent us from pursuing certain initial business combination opportunities that we believe would otherwise be beneficial to us and our shareholders. As a result, the pool of potential targets with which we could complete an initial business combination could be limited and we could be adversely affected in terms of competing with other SPACs which do not have similar foreign ownership issues.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public shareholders may only receive $10.00 per share, and our warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a target company and the chance of realizing future gains on your investment through any price appreciation in the combined company.

* * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Anthony Ain, Esq., of Ellenoff Grossman & Schole LLP, at aain@egsllp.com or by telephone at (978) 844-1486.

Very truly yours,

Global Partner Acquisition Corp II

	By:	/s/ Paul J. Zepf
	Name:	Paul J. Zepf
	Title:	Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

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